Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: August 13, 2012

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated August 13, 2012 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	2.00% Notes due 2017

Ratings*:	A2/A/A+

Currency:	USD

Size:	$2,500,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	August 15, 2017

Coupon:	2.00%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	0.50% US Treasury due 7/17

Spread to Benchmark Treasury:	+135 basis points

Benchmark Treasury Yield:	0.688%

Price to Public:	99.821% of face amount

Yield to maturity:	2.038%

Proceeds (Before Expenses) to Issuer:	$2,486,775,000 (99.471%)

Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2013

Business Day:	New York and London

Trade Date:	August 13, 2012

Settlement Date:	August 20, 2012 (T+5)

Denominations	$2,000 x $1,000

CUSIP/ISIN:	48126EAA5/ US48126EAA55

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Banca IMI S.p.A.
BNY Mellon Capital Markets, LLC Commerz Markets LLC
ING Financial Markets LLC KeyBanc Capital Markets Inc. Lloyds Securities Inc. RBC Capital Markets, LLC
Scotia Capital (USA) Inc. Drexel Hamilton, LLC Kota Global Securities Inc. Ramirez & Co., Inc. The Williams Capital Group, L.P.

Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on August 20, 2012, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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